FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

February 10, 2006

Commission File Number: 001-32328

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES A CHANGE IN SHAREHOLDER STUCTURE

Moscow, Russia – February 10, 2006 – Mechel OAO (NYSE: MTL) has announced that Igor Zyuzin, Chairman of the Board, will increase his stake to a controlling interest.

Mechel’s core shareholders have reached an agreement pursuant to which Mr. Zyuzin, Chairman of the Board, will purchase a 42.2% stake from Mechel’s CEO, Vladimir Iorich, over the course of the next twelve months. Mr. Zyuzin is considering several financing options for the transaction, including through a potential capital markets or strategic transaction.  Regardless of the financing selected, he will retain at least a 51% stake.

Additionally, over the course of the coming year, Mr. Iorich will gradually transition his responsibilities as CEO to Mechel’s current Chief Operating Officer, Alexei Ivanushkin.  Mr. Ivanushkin has acted as COO since January 2004 and a member of the Board of Directors since March 2003.  From March 2003 to January 2004 he acted as CEO of Mechel, and from December 1999 to April 2002 he was General Director of Chelyabinsk Metallurgical Plant, Mechel’s primary steel-making subsidiary.

Mr. Iorich will continue to serve as CEO and a member of the Board of Directors during the transition period.  Mr. Igor Zyuzin will continue in his position of the Chairman of the Board.

Mechel’s CEO Vladimir Iorich commented: “We have built Mechel into one of Russia’s leading mining and steel companies, fulfilling a strategy of strong and profitable growth, efficiency and transparency. Having been a founding shareholder and CEO for many years, I feel that we have built a solid platform for the future. I am confident that Alexei Ivanushkin, who has been part of our growth story and a member of our team for many years, will lead the company into the future and drive performance and shareholder value.  I will do all I can to support him in a smooth transition.”

Mechel’s Chairman Mr. Zyuzin noted: “As one of Mechel’s founders, Mr. Iorich has greatly contributed to turning it into a strong company that has gained international respect through both its performance and its IPO on the NYSE.  With Mr. Iorich’s continuing involvement, and building on Mechel’s existing platform, we are confident that we will successfully execute on our initiatives to further improve financial and operational performance.”

Mechel’s COO, Alexei Ivanushkin added: “I am happy that my experience and energy will be employed to fulfill such a challenging task. I am looking forward, together with our highly professional management team, to driving Mechel’s performance in the future.”

***

Mechel OAO

Irina Ostryakova

Phone: 7-495-258-18-28

e-mail: irina.ostryakova@mechel.com

***

Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

MECHEL REPORTS ITS PRODUCTION RESULTS FOR 2005

Moscow, Russia – February 10, 2006 – Mechel OAO (NYSE: MTL), a leading Russian integrated mining and metals company, has announced today its production results for 2005.

PRODUCT	2005, thousand tonnes	2005 as compared to 2004, %
Coal	15,646	0
Coking coal	8,583	- 8
Steam coal	7,063	+ 12
Iron ore concentrate	4,522	+ 17
Nickel	12.6	- 1
Coke	2,589	- 12
Pig iron	3,349	- 14
Steel	5,899	-5
Rolled products	4,600	- 2
Commodity billets	1,777	+ 10
Long products	2,510	- 9
Flat products	313	- 6
Stampings	104	+ 33
Hardware	557	0

Vladimir Iorich, Mechel’s Chief Executive Officer, commented on production results for 2005: “Notwithstanding the difficult market environment we faced last year, we believe that Mechel’s diversified business allowed us to react flexibly within our major segment, mining, and to focus on increasing steam coal output on the back of the declining coking coal market.  In 2006 we see good prospects for our coal division, and believe that we are on track to reach our goal to produce 25 million tonnes of coal by 2010.  The year turned out extremely successful for our iron ore facilities, as concentrate output has increased significantly due to the continuing upgrade of the Korshunov Mining Plant, which considerably contributes to our self-sufficiency in raw materials.  We have also achieved positive technological results in our nickel division, as we are reducing coke consumption and improving profitability of ferronickel production.  In our steel segment we maintained finished product output practically at the level of the previous year due to the increase of overall efficiency.”

***

Mechel OAO

Irina Ostryakova

Phone: 7-495-258-18-28

e-mail: irina.ostryakova@mechel.com

***

Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	Vladimir Iorich

Name:	Vladimir Iorich

Title:	CEO

Date:   February 10, 2006